

16014363

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-67498~~

8-69204 akB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarion Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue – 12th Floor
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino 646-589-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Jason Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarion Partners Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Karen Kobus
Notary Public State of New York
No # 01KO6218585
Qualified in New York County
Commission Expires March 8, 2018



Signature

Chief Compliance Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarion Partners Securities, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
As of December 31, 2015

Clarion Partners Securities, LLC
Index
December 31, 2015

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-4



Building a better
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

Management of Clarion Partners Securities, LLC

We have audited the accompanying statement of financial condition of Clarion Partners Securities, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clarion Partners Securities, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 5, 2016

Clarion Partners Securities, LLC
Statement of Financial Condition
As of December 31, 2015

Assets:		
Cash	$	315,772
Other assets		31,001
Prepaid expenses		41,438
Accounts receivable - parent		150,132
Total assets	$	538,343
Liabilities and Member's Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	82,728
Total liabilities		82,728
Member's equity:		455,615
Total liabilities and member's equity	$	538,343

The accompanying notes are an integral part of this financial statement.

1. Organization

Clarion Partners Securities, LLC ("CPS LLC" or "the Company") is a limited liability company established in the state of Delaware on October 15, 2012. On November 20, 2013, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. Operations commenced on November 26, 2012. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Clarion Partners, LLC ("CP, LLC"), and was initially capitalized with a contribution in the amount of $250,000 in November 2012. The Company acts as agent in the private placement of securities.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Other Assets
Other assets consist of cash held in the Company's flex-funding account at FINRA for filing fees and other FINRA related charges. The Company may choose to withdraw funds from its flex-funding Account due to various circumstances (e.g., renewal refund or account overfunding).

Accounts Receivable - Parent
Accounts receivable - parent is stated at its net realizable value, which represents the current balance.

Income Taxes
The Company was formed as a single member limited liability company and as such is not itself subject to federal, state or local income taxes. The sole member is responsible for the tax liability, if any, related to the Company's taxable income or loss.

Use of Estimates
The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

On March 5, 2013, the Company and CP, LLC entered into the SLA under which the Company shall be paid an annual service fee in the amount of all costs and expenses incurred by the Company in connection with the performance under the SLA, plus 15%. For the year ended December 31, 2015,

the Company recognized revenue of $8,940,006 under the SLA. Fees receivable at December 31, 2015 was $150,132 and are reflected as accounts receivable - parent on the accompanying statement of financial condition.

On March 5, 2013, the Company and CP, LLC also entered into a Services Agreement to establish terms and conditions under which the parties will allocate shared costs and expenses. CP, LLC and the Company share the same office space, equipment, technology, supplies and the agreement allows for the Company to provide office equipment and staffing for its operations. For these services the Company pays fees to CP, LLC as referenced in the SLA, above.

4. Net Capital Requirements

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital was $233,044, which was $227,529 in excess of its minimum requirement of $5,515.